Form 40-F
period 2002-12-31
CANADIAN SUPERIOR ENERGY INC
filed 2003-05-21
CIK 1177470

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐                               REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒                               ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number 001-31395

CANADIAN SUPERIOR ENERGY INC.
(Exact name of Registrant as specified in its charter)

Alberta	1311	Not Applicable
(Province of other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Suite 3300, 400 3rd Avenue S.W.
Calgary, Alberta
Canada, T2P 4H2, (403) 294-1411
(Address and telephone number of Registrants’ principal executive offices)

Preston Gates & Ellis LLP
925 Fourth Avenue — Suite 2900
Seattle, WA 98104-1158
(206) 623-7580
(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares,	The Toronto Stock Exchange
without par value	The American Stock Exchange

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:

☒  Annual information form              ☒   Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report.

The Registrant had 65,031,673 shares
outstanding at December 31, 2002

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such rule.

                                Yes ☐                                           82-                                    No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

                                Yes ☒                                                                                    No ☐

Number	Document
1*	Canadian Superior Energy Inc. Renewal Annual Information Form dated April 30, 2003

2*	2002 Annual Report, containing:

	1.	Management’s discussion and analysis of financial conditions and results of operations for the year ended December 31, 2002; and

	2.	2002 Audited Consolidated Financial Statements of Canadian Superior Energy Inc. for the year ended December 31, 2002, including the Auditors’ Report thereon.

3**	Supplemental information and reconciliation with United States generally accepted accounting principles and auditors report thereon.

4*	Consent of Brown Smith & Owen LLP

5.1 *	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

5.2 *	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

Notes:

*	Filed herewith.

**	To be filed in accordance with Rule 201 of Regulation S-T in paper format pursuant to a temporary hardship exemption.

DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROLS

                Pursuant to the Sarbanes-Oxley Act of 2002 as adopted by the U.S. Securities and Exchange Commission, management evaluates the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures (disclosure controls) and internal controls for financial reporting (internal controls).  This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the acting principal financial officer).

                Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, and that management, including the Chief Executive Officer and the acting principal financial officer, can make timely decisions utilizing such information.  Internal controls are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported.  It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

                Within 90 days prior to the filing of this annual report, management evaluated the effectiveness of disclosure controls and internal controls.  Based on that evaluation, the Chief Executive Officer and the acting principal financial officer have concluded that:

•                  Canadian Superior’s disclosure controls are effective in ensuring that material information relating to Canadian Superior is made known to management on a timely basis, and is included in this annual report; and

•                  Canadian Superior’s internal controls are effective in providing assurance that the consolidated financial statements for 2002 are fairly presented.

                To the best of these officers’ knowledge and belief, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date on which such evaluation was completed in connection with this annual report, including any corrective actions with regard to significant deficiencies and material weaknesses.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

                A.            Undertaking

                The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file this Annual Report on Form 40-F arises, or transactions in such securities.

                B.            Consent to Service of Process

                The Registrant is concurrently filing with the Commission a Form F-X.

SIGNATURE

                Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN SUPERIOR ENERGY INC.

By:	/s/ Greg Noval
Greg Noval
Chief Executive Officer

May 20, 2003

CERTIFICATIONS

I, Greg Noval, certify that:

1.                                       I have reviewed this annual report on Form 40-F of Canadian Superior Energy Inc.;

2.                                       Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.                                     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)                                    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities,  particularly during the period in which this annual report is being prepared;

b)                                   evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)                                      presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a)                                    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)                                   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;

and

6.                                     The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 20, 2003

/s/ Greg Noval
Chief Executive Officer
Canadian Superior Energy Inc.

I, Robert A. Pilling, certify that:

1.             I have reviewed this annual report on Form 40-F of Canadian Superior Energy Inc.;

2.                                       Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.                                     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)                                    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities,  particularly during the period in which this annual report is being prepared;

b)                                   evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)                                      presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a)                                    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)                                   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;

and

6.                                     The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  May 20,  2003

/s/ Robert A. Pilling
Vice President and Secretary (acting principal financial officer)
Canadian Superior Energy Inc.

EXHIBIT INDEX

Number	Document
1*	Canadian Superior Energy Inc. Renewal Annual Information Circular dated April 30, 2003

2*	2002 Annual Report, containing:

	1.	Management’s discussion and analysis of financial conditions and results of operations for the year ended December 31, 2002; and

	2.	2002 Audited Consolidated Financial Statements of Canadian Superior Energy Inc. for the year ended December 31, 2002, including the Auditors’ Report thereon.

3**	Supplemental information and reconciliation with United States generally accepted accounting principles and auditors report thereon.

4*	Consent of Brown Smith & Owen LLP

5.1 *	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

5.2 *	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

Notes:

*	Filed herewith.

**	To be filed in accordance with Rule 201 of Regulation S-T in paper format pursuant to a temporary hardship exemption.