Form 40-F/A
period 2002-12-31
CANADIAN SUPERIOR ENERGY INC
filed 2003-05-23
CIK 1177470

THIS DOCUMENT INCLUDES A COPY OF EXHIBIT 3 TO THE FORM 40-F, FILED ON MAY 21, 2003
PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, without par value	The Toronto Stock Exchange The American Stock Exchange

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

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

Explanatory Note:  The purpose of this Form 40-F/A is to add an electronic copy of Exhibit 3 filed in paper format on May 21, 2003 pursuant to a Rule 201 temporary hardship exemption.  Exhibit 3 is included herein.

FORM 40-F/A

Table of Contents

Number	Document

3*	Supplemental information and reconciliation with United States generally accepted accounting principles and auditors report thereon.

4*	Consent of Brown Smith Owen LLP

5.1 *	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

5.2 *	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

Notes:

                        *      Filed herewith.

SIGNATURE

                Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN SUPERIOR ENERGY INC.

By:	/s/ Greg Noval
Greg Noval
Chief Executive Officer

May 23, 2003

CERTIFICATIONS

I, Greg Noval, certify that:

1.             I have reviewed this annual report on Form 40-F/A of Canadian Superior Energy Inc.;

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

Date:  May 23, 2003

/s/ Greg Noval
Greg Noval
Chief Executive Officer
Canadian Superior Energy Inc.

I, Robert A. Pilling, certify that:

1.                                       I have reviewed this annual report on Form 40-F/A of Canadian Superior Energy Inc.;

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

Date:  May 23,  2003

/s/ Robert A. Pilling
Robert A. Pilling
Vice President and Secretary (acting principal financial officer)
Canadian Superior Energy Inc.

EXHIBIT INDEX

Number	Document

3*	Supplemental information and reconciliation with United States generally accepted accounting principles and auditors report thereon.

4*	Consent of Brown Smith & Owen LLP

5.1 *	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

5.2 *	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

Notes:

                        *      Filed herewith.