Form 40-F
period 2003-12-31
CANADIAN SUPERIOR ENERGY INC
filed 2004-05-26
CIK 1177470

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 40-F

(CHECK ONE:)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003    COMMISSION FILE NUMBER: 001-31395

                          CANADIAN SUPERIOR ENERGY INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     ALBERTA
        (PROVINCE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)

                          SUITE 330, 400 3RD AVENUE, SW
                        CALGARY, ALBERTA, CANADA T2P 4H2
                        TELEPHONE NUMBER: (403) 294-1411
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                          SUITE 330, 400 3RD AVENUE, SW
                        CALGARY, ALBERTA, CANADA T2P 4H2
                        TELEPHONE NUMBER: (403) 294-1411
            (NAME, ADDRESS (INCLUDING ZIP CODE) AND TELEPHONE NUMBER
        (INCLUDING AREA CODE) OF AGENT FOR SERVICE IN THE UNITED STATES)

                     1311                                NOT APPLICABLE
         (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER IDENTIFICATION
      CLASSIFICATION CODE (IF APPLICABLE))           NUMBER (IF APPLICABLE))

Securities registered or to be registered pursuant to Section 12(b) of the Act. NONE.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                       TITLE              NAME OF EACH EXCHANGE ON WHICH QUOTED
                  ------------------     --------------------------------------
                   Common Shares             The American Stock Exchange
                                             The Toronto Stock Exchange

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. NONE.

For annual reports, indicate by check mark the information filed with this Form:

[X]  Annual information form    [X]  Audited annual financial statements

    Indicate number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

    96,101,299 common shares as at December 31, 2003

    Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes  [   ]          No  [X]

    Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]          No  [   ]

                                TABLE OF CONTENTS

                                                                   Page Number
Principal Documents                                                      3

Controls and Procedures                                                  3

Audit Committee Financial Expert                                         3

Code of Ethics                                                           3

Principal Accountant Fees and Services                                   4

Pre-Approval Policies                                                    4

Disclosure of Contractual Obligations                                    4

Identification of Audit Committee                                        4

Undertaking and Consent to Service of Process                            4


                                    EXHIBITS

EXHIBIT                            DESCRIPTION
-------  -----------------------------------------------------------------------
1*       Annual Information Form of the Registrant for the year ended
         December 31, 2003.

2* Consolidated Audited Financial Statements of the Registrant for the year ended December 31, 2003, and Auditors' Report to the Shareholders.

3* Management's Discussion and Analysis of the Registrant for the year ended December 31, 2003.

4*       Reconciliation of Consolidated Audited Financial Statements of the
         Registrant to United States generally accepted accounting principals.

5*       Consent of KPMG LLP.

6*       Certification of Chief Executive Officer and Principal Financial
         Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of
         Title 18 of the United States Code (18 U.S.C. 1350).


Notes:
*        Filed herewith.

Except where otherwise indicated, all dollar amounts stated in this Annual Report on Form 40-F are Canadian dollars.

PRINCIPAL DOCUMENTS

    The following documents have been filed as part of this Annual Report on Form 40-F:

A.   ANNUAL INFORMATION FORM

    For our Annual Information Form for the year ended December 31, 2003, see
Exhibit 1 of this Annual Report on Form 40-F.

B.  AUDITED ANNUAL FINANCIAL STATEMENTS

    For our consolidated audited financial statements for the year ended December 31, 2003, including the report of independent chartered accountants with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Exhibit 4 of this Annual Report on Form 40-F.

C.   MANAGEMENT'S DISCUSSION AND ANALYSIS

    For Management's Discussion and Analysis for the year ended December 31, 2003, see Exhibit 3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

A.  DISCLOSURE CONTROLS AND PROCEDURES

    Within 90 days prior to the date of this report we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls. Based on this evaluation, the Chief Executive Officer and Principal Financial Officer concluded, that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports. It should be noted that the design of any system of control is based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

B.  CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

    We have reviewed our internal controls, and there were no significant changes to our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

AUDIT COMMITTEE FINANCIAL EXPERT

    Our Board of Directors has determined that J. Ronald Woods is an audit committee financial expert serving on its audit committee (as defined in paragraph 8(b) of General Instruction B to Form 40-F). For a description of Mr. Woods's relevant experience in financial matters, see Mr. Woods's employment history in the section entitled "Directors and Officers" in the Registrant's Annual Information Form for the year ended December 31, 2003, which is filed as
Exhibit 1 to this Annual Report on Form 40-F.

CODE OF ETHICS

     While the Registrant does have internal policies and regulations governing the behavior of its officers and employees, as of the date of this Annual Report on Form 40-F, the Registrant has not adopted a formal code of ethics. In the past, given the relatively small size of the Registrant, the board of directors had not deemed it necessary to adopt a formal code of ethics in order to effectively maintain the highest ethical standards for the Registrant's officers and employees. The Company intends to adopt a formal code of ethics during the current fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table provides information about the fees billed to us for professional services rendered by our principal accountants for fiscal 2003 and 2002. Except as otherwise noted, all of the fees set forth below for fiscal 2003 were billed by KPMG LLP, and all of the fees set forth below for fiscal 2002 were billed by Brown Smith Owen LLP.

                                                AGGREGATE FEES BILLED BY THE
                                                   PRINCIPAL ACCOUNTANT
                                       -----------------------------------------
                                                2003                 2002
                                       ----------------------- -----------------
                                                      ($ thousands)
     Audit fees                           75.0                        73.6
     Audit-related fees                   20.0                        13.7
     Tax fees                             5.5                         1.5
     All other fees                       112.2 **                     -
     Total Fees                           212.7                       88.8


     AUDIT FEES. Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

     AUDIT-RELATED FEES. Audit-related services included fees relating to the review of the Registrant's quarterly financial statements.

     TAX FEES. Tax fees included tax compliance, tax planning, tax advice and various taxation matters.

    ALL OTHER FEES. Consists of services provided by our principal accountant other than audit, audit-related and tax services, including prospectus and other offering related work.

** Includes $88,700 in fees billed by Brown Smith Owen LLP for prospectus and other offering related work.

PRE-APPROVAL POLICIES

     Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all audit and non-audit services performed by the Registrant's auditor for the fiscal year ended December 31, 2003 were pre-approved by the audit committee of the Registrant.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     In the normal course of business the Registrant is obligated to make future payments. These obligations represent contracts and other commitments that are known and non-cancellable. For a tabular listing of such contractual obligations, see the section entitled "Contractual Obligations" in the Registrant's Management Discussion and Analysis for the year ended December 31, 2003, which is filed as Exhibit 3 to this Annual Report on Form 40-F.

IDENTIFICATION OF AUDIT COMMITTEE

     The Registrant has established an Audit Committee in accordance with section 15 U.S.C. 78c(a)(58)(A). Each of the following directors serves on the Audit Committee: Rodney D. Erskine, Charles Dallas and J. Ronald Woods. See the section entitled "Directors and Officers" in the Registrant's Annual Information Form for the year ended December 31, 2003, which is filed as Exhibit 1 to this Annual Report on Form 40-F.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

     An Amended Form F-X signed by us is filed with the Commission together with this Annual Report on Form 40-F.

     Any change to the name and address of the agent for service for service of process shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X.

                                   SIGNATURES

    Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                           CANADIAN SUPERIOR ENERGY INC.


                                           By: /S/ GREG NOVAL
                                               ---------------------------------
                                               Name:   Greg Noval
                                               Title:  Chief Executive Officer
                                               Date:   May 26, 2004

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

    3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of registrant as of, and for, the periods presented in this annual report;

   4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

      a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

      b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

      c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

   5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

      a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

   6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated:  May 26, 2004

                                         By: /S/ GREG NOVAL
                                             -----------------------------------
                                             Name:   Greg Noval
                                             Title:  Chief Executive Officer and
                                                     Principal Financial Officer

                                    EXHIBITS

EXHIBIT                            DESCRIPTION
-------  -----------------------------------------------------------------------
1*       Annual Information Form of the Registrant for the year ended
         December 31, 2003.

2* Consolidated Audited Financial Statements of the Registrant for the year ended December 31, 2003, and Auditors' Report to the Shareholders.

3* Management's Discussion and Analysis of the Registrant for the year ended December 31, 2003.

4*       Reconciliation of Consolidated Audited Financial Statements of the
         Registrant to United States generally accepted accounting principals.

5*       Consent of KPMG LLP.

6*       Certification of Chief Executive Officer and Principal Financial
         Officer pursuant to Rule 13a-14(b) and Section 1350 oaf Chapter 63 of
         Title 18 of the United States Code (18 U.S.C. 1350).


Notes:
*        Filed herewith.