Form 40-F
period 2004-12-31
CANADIAN SUPERIOR ENERGY INC
filed 2005-06-08
CIK 1177470

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

(CHECK ONE)

/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

/X/ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR                                              COMMISSION FILE
ENDED DECEMBER 31, 2004                                        NUMBER: 001-31395


                          CANADIAN SUPERIOR ENERGY INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


      ALBERTA                        1311                     NOT APPLICABLE
(PROVINCE OR OTHER             (PRIMARY STANDARD              (I.R.S. EMPLOYER
  JURISDICTION OF          INDUSTRIAL CLASSIFICATION       IDENTIFICATION NUMBER
 INCORPORATION OR            CODE (IF APPLICABLE))            (IF APPLICABLE))
  ORGANIZATION)

                          SUITE 330, 400 3RD AVENUE, SW
                        CALGARY, ALBERTA, CANADA T2P 4H2
                                 (403) 294-1411
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   PTSGE CORP.
                                ATTN: GARY KOCHER
                          925 FOURTH AVENUE, SUITE 2900
                            SEATTLE, WASHINGTON 98104
                                 (206) 623-7580
            (NAME, ADDRESS (INCLUDING ZIP CODE) AND TELEPHONE NUMBER
        (INCLUDING AREA CODE) OF AGENT FOR SERVICE IN THE UNITED STATES)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

           TITLE                  NAME OF EACH EXCHANGE ON WHICH QUOTED
      ---------------             ------------------------------------------
       Common Shares              American Stock Exchange
                                  Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. NONE.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. NONE.

For annual reports, indicate by check mark the information filed with this Form:

     /X/ Annual information form      /X/ Audited annual financial statements

     Indicate number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     The Registrant had 109,858,183 common shares outstanding as of December 31, 2004

     Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

     / / Yes      /X/ No

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

     /X/ Yes      / / No

                                TABLE OF CONTENTS

                                                                            PAGE

Principal Documents............................................................1
Disclosure Controls and Procedures.............................................1
Audit Committee Financial Expert...............................................1
Code of Ethics.................................................................1
Principal Accountant Fees and Services.........................................2
Pre-Approval Policies..........................................................2
Off-Balance Sheet Arrangements.................................................2
Disclosure of Contractual Obligations..........................................2
Audit Committee................................................................3
Undertaking ...................................................................3
Consent to Service of Process..................................................3

     EXCEPT WHERE OTHERWISE INDICATED, ALL DOLLAR AMOUNTS STATED IN THIS ANNUAL REPORT ON FORM 40-F ARE CANADIAN DOLLARS.

                              PRINCIPAL DOCUMENTS

     The following documents have been filed as part of this Annual Report on Form 40-F:

A.   ANNUAL INFORMATION FORM

     For our Annual Information Form for the twelve-month period ended December 31, 2004, see Exhibit 1 to this Annual Report on Form 40-F.

B.   AUDITED ANNUAL FINANCIAL STATEMENTS

     For our Consolidated Audited Financial Statements for the twelve-month period ended December 31, 2004, including the report of independent chartered accountants with respect thereto, see Exhibit 2 to this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Exhibit 4 of this Annual Report on Form 40-F.

C.   MANAGEMENT'S DISCUSSION AND ANALYSIS

     For Management's Discussion and Analysis for the twelve-month period ended December 31, 2004, see Exhibit 3 to this Annual Report on Form 40-F.

                       DISCLOSURE CONTROLS AND PROCEDURES

     We have carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in ensuring that information that we are required to disclose in our reports filed with the SEC is recorded, processed, summarized and reported within the time periods specified by the SEC. It should be noted that the design of any system of control is based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

                        AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that Mr. Squires is an audit committee financial expert serving on our audit committee (as defined in paragraph 8(b) of General Instruction B to Form 40-F). Mr. Squires is a Chartered Financial Analyst, ans was the director of the Toronto Society of Financial Analysts from 1984 to 1986. For a description Mr. Squires' relevant experience in financial matters, see his five-year employment history in the section "Directors and Executive Officers" in our Annual Information Form for the year ended December 31, 2004, which is filed as Exhibit 1 to this Annual Report on Form 40-F. Our Board of Directors has determined that Mr. Squires is independent pursuant to the standards of the American Stock Exchange.

                                 CODE OF ETHICS

     Our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions is disclosed in our Code of Ethics, which is applicable to all of our directors, officers and employees. Our Code of Ethics is filed as Exhibit 5 to this Annual Report on Form 40-F. In the event that we:

     (i) amend any provision of our Code of Business Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F, or

     (ii) grant a waiver, including an implicit waiver, from a provision of our Code of Business Conduct to any of our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of the code of ethics definition as enumerated in paragraph (9)(b) of General Instruction B to Form 40-F, then we will disclose in a Form 6-K any such amendment or waiver. Such disclosure will specifically describe the nature of the amendment or waiver, and will, in the case of a waiver, name the person to whom the waiver was granted.

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table provides information about the fees billed to us for professional services rendered by KPMG LLP, our principal accountant, during fiscal 2004 and 2003:

                                                2004                      2003
                                              --------                  --------
Audit fees                                    $150,000                  $148,700
Audit-related fees                                  --                        --
Tax fees                                            --                      6000
All other fees                                  43,600                        --
                                              --------                  --------
Total fees                                    $193,600                  $154,700

     AUDIT FEES. Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

     AUDIT-RELATED FEES. Audit-related fees included fees relating to the review of our quarterly financial statements.

     TAX FEES. Tax fees included tax compliance, tax planning, tax advice and various taxation matters.

     ALL OTHER FEES. All other fees consists of services provided by our principal accountant other than audit, audit-related and tax services, including prospectus and other offering related work.

                              PRE-APPROVAL POLICIES

     All audit and non-audit services performed by our auditors for the 2004 and 2003 fiscal years were pre-approved by our audit committee. It is our policy that all audit and non-audit services performed by our auditors will continue to be pre-approved by our audit committee.

                         OFF-BALANCE SHEET ARRANGEMENTS

     We have no off-balance sheet arrangements to report.

                      DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     In the normal course of business we are obligated to make future payments. These obligations represent contracts and other commitments that are known and committed.

                                                                                         Payment Due by Period
                                                                          Less than                                 More than
                                                              Total         1 year     1 - 3 years   3 - 5 years     5 years
                                                            ----------   ----------    -----------   -----------    ---------
Long-term debt obligations.............................             --           --             --           --            --
Capital (finance) lease obligations....................             --           --             --           --            --
Operating lease obligations............................     $4,727,000   $1,312,000     $2,305,000   $1,110,000            --
Purchase obligations...................................             --           --             --           --            --
Other long-term liabilities reflected on the Company's                                                                     --
  balance sheet under the GAAP of the primary
  financial statements.................................      3,443,000    3,443,000             --           --
                                                            ----------   ----------     ----------   ----------      --------
Total..................................................     $8,170,000   $4,755,000     $2,305,000   $1,110,000            --

                                 AUDIT COMMITTEE

     We have established an audit committee in accordance with section 15 U.S.C. 78c(a)(58)(A). Each of the following directors serves on the audit committee:
Mr. Gerald J. Maier, Mr. Alexander Squires and Mr. Thomas J. Harp. See the section entitled "Audit Committee" in our Annual Information Form for the year ended December 31, 2004, which is filed as Exhibit 1 to this Annual Report on Form 40-F.

                                   UNDERTAKING

     We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

                          CONSENT TO SERVICE OF PROCESS

     A Form F-X signed by us and our agent for service of process is filed with the Commission together with this Annual Report on Form 40-F. Any change to the name and address of the agent for service for service of process shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X.

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


                                            CANADIAN SUPERIOR ENERGY INC.


                                            By: /s/  GREG NOVAL
                                               ---------------------------------
                                            Name:  Greg Noval
                                            Title: Chief Executive Officer
                                            Date:  May 20, 2005

                                    EXHIBITS

Exhibit                            Description
-------  -----------------------------------------------------------------------
1        Annual Information Form of the Registrant for the twelve-month period ended December 31, 2004.

2 Consolidated Audited Financial Statements of the Registrant for the twelve-month period ended December 31, 2004, including Auditors'
         Report to the Shareholders.

3 Management's Discussion and Analysis of the Registrant for the twelve-month period ended December 31, 2004.

4        Reconciliation of Consolidated Audited Financial Statements of the
         Registrant to United States generally accepted accounting principles.

5        Code of Ethics.

7.1      Certifications of Chief Executive Officer pursuant to Rule 13a-14(a).

7.2      Certifications of Chief Financial Officer pursuant to Rule 13a-14(a).

7.3 Certifications of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
         (18 U.S.C. 1350).

7.4 Certifications of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
         (18 U.S.C. 1350).

99.1     Consent of KPMG LLP.