Form 40-F
period 2005-12-31
CANADIAN SUPERIOR ENERGY INC
filed 2006-04-03
CIK 1177470

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒                                 ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005	Commission File Number: 001-31395

CANADIAN SUPERIOR ENERGY INC.

(Exact name of Registrant as specified in its charter)

Alberta	1311	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code (if applicable))	(I.R.S. Employer Identification Number (if applicable))

Suite 330, 400 3rd Avenue, SW

Calgary, Alberta, Canada  T2P 4H2

(403) 294-1411

(Address and telephone number of Registrant’s principal executive offices)

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

Indicate number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The Registrant had 119,135,361 common shares outstanding as of December 31, 2005.

Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes  ☐        No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒        No  ☐

TABLE OF CONTENTS

Principal Documents
Disclosure Controls and Procedures
Changes in Internal Control Over Financial Reporting
Audit Committee Financial Expert
Code of Ethics
Principal Accountant Fees and Services
Pre-Approval Policies
Off-Balance Sheet Arrangements
Disclosure of Contractual Obligations
Audit Committee
Undertaking
Consent to Service of Process

Except where otherwise indicated, all dollar amounts stated in this Annual Report on Form 40-F are Canadian dollars.

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

A.            Annual Information Form

For our Annual Information Form for the twelve-month period ended December 31, 2005, see Exhibit 99.1 to this Annual Report on Form 40-F.

B.            Audited Annual Financial Statements

For our Consolidated Audited Financial Statements for the twelve-month period ended December 31, 2005, including the report of independent chartered accountants with respect thereto, see Exhibit 99.2 to this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 15 of the Notes to the Consolidated Financial Statements.

C.            Management’s Discussion and Analysis

For Management’s Discussion and Analysis for the twelve-month period ended December 31, 2005, see Exhibit 99.3 to this Annual Report on Form 40-F.

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

Changes in Internal Controls Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Squires is an audit committee financial expert serving on our audit committee (as defined in paragraph 8(b) of General Instruction B to Form 40-F). Our Board of Directors has determined that Mr. Squires is independent pursuant to the standards of the American Stock Exchange. For a description Mr. Squires’ relevant experience in financial matters, see his employment history in the section ”Directors and Executive Officers” in our Annual Information Form for the year ended December 31, 2005, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Code of Ethics

Our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions is disclosed in our Code of Ethics, which is applicable to all of our directors, officers and employees. Our Code of Ethics is filed as Exhibit 99.4 to this Annual Report on Form 40-F. In the event that we:

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

Principal Accountant Fees and Services

The following table provides information about the fees billed to us for professional services rendered by Meyers Norris Penny LLP, our principal accountant during fiscal 2005, and by KPMG LLP, our principal accountant during fiscal 2004:

	2005	2004
Audit fees	$125,000	$150,000
Audit-related fees	42,550	—
Tax fees	4,600	—
All other fees (1)	55,296	43,600
Total fees	$227,446	$193,600

(1) Total includes $44,696 paid to KPMG LLP in 2005.

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

Pre-Approval Policies

All audit and non-audit services performed by our auditors for the 2005 and 2004 fiscal years were pre-approved by our audit committee. It is our policy that all audit and non-audit services performed by our auditors will continue to be pre-approved by our audit committee.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements to report.

Disclosure of Contractual Obligations

In the normal course of business we are obligated to make future payments. These obligations represent contracts and other commitments that are known and committed.

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-term debt obligations	$0	$0	$0	$0	$0
Capital (finance) lease obligations	0	0	0	0	0
Operating lease obligations	3,370,000	1,197,000	1,907,000	266,000	0
Purchase obligations	0	0	0	0	0
Other long-term liabilities reflected on the Company’s balance sheet under the GAAP of the primary financial statements	8,929,000	8,929,000	0	0	0
Total	$12,299,000	$10,126,000	$1,907,000	$266,000	$0

Audit Committee

We have established an audit committee in accordance with section 15 U.S.C. 78c(a)(58)(A). Each of the following directors serves on the audit committee: Mr. Gerald J. Maier, Mr. Alexander Squires and Mr. Thomas J. Harp. See the section entitled “Audit Committee” in our Annual Information Form for the year ended December 31, 2005, which is filed as Exhibit 99.2 to this Annual Report on Form 40-F.

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

Consent to Service of Process

We have previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises. Any change to the name and address of the agent for service for service of process shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN SUPERIOR ENERGY INC.

By:	/s/ GREGORY S. NOVAL
Name:	Gregory S. Noval
Title:	President and Chief Executive Officer
Date:	March 31, 2006

EXHIBITS

Exhibit	Description

99.1	Annual Information Form of the Registrant for the twelve-month period ended December 31, 2005.
99.2	Consolidated Audited Financial Statements of the Registrant for the twelve-month period ended December 31, 2005, including Auditors’ Report to the Shareholders.
99.3	Management’s Discussion and Analysis of the Registrant for the twelve-month period ended December 31, 2005.
99.4	Code of Ethics.
99.5	Consent of Myers Norris Penny LLP.
99.6	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a).
99.7	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a).
99.8	Certifications of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
99.9	Certifications of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).