Form 40-F/A
period 2005-12-31
CANADIAN SUPERIOR ENERGY INC
filed 2006-06-16
CIK 1177470

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

Amendment No. 1

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

Suite 3300, 400 3rd Avenue, SW

Calgary, Alberta, Canada  T2P 4H2

(403) 294-1411

(Address and telephone number of Registrant’s principal executive offices)

PTSGE Corp.

Attn:  Gary Kocher

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104

(206) 623-7580

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title	Name of Each Exchange on Which Registered
Common Shares	American Stock Exchange Toronto Stock Exchange

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

Yes  ☒        No  ☐

INTRODUCTORY NOTE

This Form 40-F/A is being filed to amend Exhibits 99.1 and 99.2 to our Annual Report on Form 40-F for the fiscal year ended December 31, 2005, which was filed with the Securities and Exchange Commission on April 3, 2006, and to add the consents of KPMG LLP and GLJ Petroleum Consultants Ltd.  Other than as expressly set forth herein, this Form 40-F/A does not, and does not purport to, amend or restate any other information contained in the Form 40-F nor does this Form 40-F/A reflect any events that have occurred after the Form 40-F was filed.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Form 40-F/A to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN SUPERIOR ENERGY INC.

By:	/s/ GREGORY S. NOVAL
Name:	Gregory S. Noval
Title:	Chief Executive Officer
Date:	June 16, 2006

EXHIBITS

Exhibit	Description

99.1	Revised Annual Information Form of the Registrant for the twelve-month period ended December 31, 2005.
99.2	Consolidated Audited Financial Statements of the Registrant for the twelve-month period ended December 31, 2005, including Auditors’ Report to the Shareholders.
99.3*	Management’s Discussion and Analysis of the Registrant for the twelve-month period ended December 31, 2005.
99.4*	Code of Ethics.
99.5	Consent of Myers Norris Penny LLP.
99.6	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a).
99.7	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a).
99.8	Certifications of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
99.9	Certifications of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
99.10	Consent of KPMG LLP.
99.11	Consent of GLJ Petroleum Consultants Ltd.

*  Previously filed.