Form 40-F
period 2006-12-31
CANADIAN SUPERIOR ENERGY INC
filed 2007-03-30
CIK 1177470

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

(Check One)

☐                                REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒                             ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006                                                                           Commission File Number: 001-31395

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

The Registrant had 131,215,680 common shares outstanding as of December 31, 2006.

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

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

A.    Annual Information Form

For our Annual Information Form for the twelve-month period ended December 31, 2006, see Exhibit 99.1 to this Annual Report on Form 40-F.

B.    Audited Annual Financial Statements

For our Consolidated Audited Financial Statements for the twelve-month period ended December 31, 2006, including the report of independent chartered accountants with respect thereto, see Exhibit 99.2 to this Annual Report on Form 40-F.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 15 of the Notes to the Consolidated Financial Statements.

C.    Management’s Discussion and Analysis

For Management’s Discussion and Analysis for the twelve-month period ended December 31, 2006, see Exhibit 99.3 to this Annual Report on Form 40-F.

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

Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP. Our management has evaluated the design and operation of our internal control over financial reporting as of December 31, 2006 and has concluded that such internal control over financial reporting is effective as of December 31, 2006.  There are no material weaknesses that have been identified in this regard. This assessment was based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This Form 40-F does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Squires is an audit committee financial expert serving on our audit committee (as defined in paragraph 8(b) of General Instruction B to Form 40-F).  Our Board of Directors has determined that Mr. Squires is independent pursuant to the standards of the American Stock Exchange.  For a description Mr. Squires’ relevant experience in financial matters, see his employment history in the section “Directors and Officers” in our Annual Information Form for the year ended December 31, 2006, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Code of Ethics

Our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions is disclosed in our Code of Business Conduct and Ethics, which is applicable to all of our directors, officers and employees. Our Code of Business Conduct and Ethics is filed as Exhibit 99.4 to this Annual Report on Form 40-F. In the event that we:

(i)           amend any provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F, or

(ii)        grant a waiver, including an implicit waiver, from a provision of our Code of Business Conduct and Ethics to any of our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of the code of ethics definition as enumerated in paragraph (9)(b) of General Instruction B to Form 40-F, then we will disclose in a Form 6-K any such amendment or waiver. Such disclosure will specifically describe the nature of the amendment or waiver, and will, in the case of a waiver, name the person to whom the waiver was granted.

Principal Accountant Fees and Services

The following table provides information about the fees billed to us for professional services rendered by Myers Norris Penny LLP, our principal accountant during fiscal years 2006 and 2005:

	2006	2005
Audit fees	$141,820	$125,000
Audit-related fees	35,490	42,550
Tax fees	6,400	4,600
All other fees	44,245	55,296
Total fees	$227,955	$227,446

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

Pre-Approval Policies

All audit and non-audit services performed by our auditors for the 2006 and 2005 fiscal years were pre-approved by our audit committee.  It is our policy that all audit and non-audit services performed by our auditors will continue to be pre-approved by our audit committee.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements to report.

Disclosure of Contractual Obligations

In the normal course of business we are obligated to make future payments.  These obligations represent contracts and other commitments that are known and committed.

		Payment Due by Period
	Total	Less than 1 year	1 — 3 years	3 — 5 years	More than 5 years
Long—term debt obligations	—	—	—	—	—
Capital (finance) lease obligations	52,943	52,943	—	—	—
Operating lease obligations	760,208	463,493	266,807	29,908	—
Purchase obligations	—	—	—	—	—
Other long—term liabilities reflected on the Company’s balance sheet under the GAAP of the primary financial statements	—	—	—	—	—
Total	$813,151	516,436	266,807	29,908	—

Audit Committee

We have established an audit committee in accordance with section 15 U.S.C. 78c(a)(58)(A). Each of the following directors serves on the audit committee: Mssrs. Squires, Watkins and Dallas.  See the section entitled “Audit Committee” in our Annual Information Form for the year ended December 31, 2006, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

CANADIAN SUPERIOR ENERGY INC.

By:	/s/ GREGORY S. NOVAL
Name:	Gregory S. Noval
Title:	Chief Executive Officer
Date:	March 30, 2007

EXHIBITS

Exhibit	Description
99.1	Annual Information Form of the Registrant for the twelve-month period ended December 31, 2006.
99.2	Consolidated Audited Financial Statements of the Registrant for the twelve-month period ended December 31, 2006, including Auditors’ Report to the Shareholders.
99.3	Management’s Discussion and Analysis of the Registrant for the twelve-month period ended December 31, 2006.
99.4	Code of Ethics.
99.5	Consent of Myers Norris Penny LLP.
99.6	Consent of GLJ Petroleum Consultants Ltd.
99.7	Consent of KPMG LLP.
99.8	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a).
99.9	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a).
99.10	Certifications of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
99.11	Certifications of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).