Form 40-F/A
period 2006-12-31
CANADIAN SUPERIOR ENERGY INC
filed 2007-05-17
CIK 1177470

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

The Registrant had 131,215,680 common shares outstanding as of December 31, 2006

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

Yes  ☒                   No  ☐

INTRODUCTORY NOTE

This Amendment No. 1 on Form 40-F/A is being filed to amend Exhibits 99.2 and 99.3 to our Annual Report on Form 40-F for the fiscal year ended December 31, 2006, which was filed with the Securities and Exchange Commission on March 30, 2007.  Other than as expressly set forth herein, this Form 40-F/A does not, and does not purport to, amend or restate any other information contained in the Form 40-F nor does this Form 40-F/A reflect any events that have occurred after the Form 40-F was filed.

Undertaking

We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff and to furnish promptly, when required to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

We have previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises.  Any change to the name and address of the agent for service for service of process shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this Amendment No. 1 on Form 40-F/A to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN SUPERIOR ENERGY INC.

By:	/s/ GREGORY S. NOVAL
Name:	Gregory S. Noval
Title:	Chief Executive Officer
Date:	May 16, 2007

EXHIBITS

Exhibit	Description
99.1	Annual Information Form of the Registrant for the twelve-month period ended December 31, 2006. *

99.2	Consolidated Audited Financial Statements of the Registrant for the twelve-month period ended December 31, 2006, including Auditors’ Report to the Shareholders.

99.3	Management’s Discussion and Analysis of the Registrant for the twelve-month period ended December 31, 2006.

99.4	Code of Ethics.*

99.5	Consent of Meyers Norris Penny LLP.

99.6	Consent of GLJ Petroleum Consultants Ltd.*

99.7	Consent of KPMG LLP.

99.8	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a).

99.9	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a).

99.10	Certifications of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.11	Certifications of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

* Previously filed.