Form 40-F
period 2007-12-31
CANADIAN SUPERIOR ENERGY INC
filed 2008-04-01
CIK 1177470

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

(Check One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File Number: 001-31395

CANADIAN SUPERIOR ENERGY INC.

(Exact name of Registrant as specified in its charter)

Alberta	1311	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code (if applicable))	(I.R.S. Employer Identification Number (if applicable))

Suite 2700, 605 5th Avenue SW

Calgary, Alberta, Canada  T2P 3H5

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

The Registrant had 140,312,273 common shares outstanding as of December 31, 2007

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

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

A.    Annual Information Form

For our Annual Information Form for the twelve-month period ended December 31, 2007, see Exhibit 99.1 to this Annual Report on Form 40-F.

B.    Audited Annual Financial Statements

For our Consolidated Audited Financial Statements for the twelve-month period ended December 31, 2007, including the report of independent registered public accounting firm with respect thereto, see Exhibit 99.2 to this Annual Report on Form 40-F.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 19 of the Notes to the Consolidated Financial Statements.

C.    Management’s Discussion and Analysis

For Management’s Discussion and Analysis for the twelve-month period ended December 31, 2007, see Exhibit 99.3 to this Annual Report on Form 40-F.

Disclosure Controls and Procedures

In accordance with the Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, we have carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2007. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, because of material weaknesses described below in “Internal Control over Financial Reporting”, our disclosure and procedures were not effective as of December 31, 2007.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and designing such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP. Our management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as December 31, 2007 due to the material weaknesses described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

During the fourth quarter of 2007 a new CEO was hired along with a new CFO and finance and accounting team in the first quarter of 2008. Although material deficiencies existed at December 31, 2007, the Corporation has taken significant steps in Q1 2008 to alleviate in the near term some of the noted material weaknesses, such as segregation of duties and financial preparation and review procedures and has implemented an aggressive plan that by the end of 2008 all noted material weaknesses at December 31 will be substantially eliminated.

Management’s assessment identified the following material weaknesses in internal control over financial reporting as of December 31, 2007:

•      There are no effective controls or procedures related to significant accounts or processes to provide reasonable assurance that transactions are recorded accurately, are recorded timely and are complete;

•      The Corporation was not adequately staffed with accounting personnel possessing an adequate level of technical expertise and did not maintain effective segregation of duties over automated and manual transactions leading to ineffective monitoring, supervision and reviews.

•      The Corporation did not maintain effective controls over the safeguarding of monetary assets. The material weakness affects cash and short-term investments.

Meyers Norris Penny LLP, the independent registered public accounting firm that audited our consolidated financial statements has issued an attestation report on our internal control over the financial reporting. For Meyers Norris Penny LLP’s report, see Exhibit 99.5 to this Annual Report on Form 40-F.

Remediation Effort

Our management completed its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007, and in performing its assessment, identified the material weaknesses described above. These material weaknesses have been discussed with the Audit Committee. The Audit Committee has taken an active role in overseeing management’s implementation of the remedial measures described below. By implementing these remedial measures, management intends to improve our internal control over financial reporting and to avoid material misstatements in consolidated financial statements prepared for external purposes, in the future. Our management is working under the supervision of the Audit Committee to identify and implement additional corrective actions, where required, to improve the effectiveness of our internal control over financial reporting, including the enhancement of systems and procedures.

We have implemented or are implementing the following measures, which will improve significantly our internal control over financial reporting:

•              The hiring of a new CFO and Corporate Controller and key additional operational accounting and financial reporting staff of which a number are Chartered Accountants with Canadian and US financial and regulatory reporting experience;

•              The implementation of regular management meetings to provide operational, financial, and accounting updates of the Corporation;

•              A budgeting process which will compare actual results to budgeted results for management to review and query on a monthly basis;

•              The implementation of controls to safeguard monetary assets; and

•              The initiation of an ongoing and comprehensive review of financial controls and procedures to address the issues identified above and to bring into compliance with the requirements of the Sarbanes-Oxley Act with respect to internal controls and procedures.

Management believes that, through implementation of the measures noted above, we will begin to address the conditions identified above as material weaknesses. We will monitor the effectiveness of these measures, and our internal control over financial reporting on an ongoing basis. We will continue to asses our remediation plans and will take further action, as appropriate, to strengthen our internal control over financial reporting.

Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Squires is an audit committee financial expert serving on our audit committee (as defined in paragraph 8(b) of General Instruction B to Form 40-F).  Our Board of Directors has determined that Mr. Squires is independent pursuant to the standards of the American Stock Exchange.  For a description Mr. Squires’ relevant experience in financial matters, see his employment history in the section “Directors and Officers” in our Annual Information Form for the year ended December 31, 2007, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

Principal Accountant Fees and Services

The following table provides information about the fees billed to us for professional services rendered by Meyers Norris Penny LLP, our principal accountant during fiscal years 2007 and 2006:

	2007	2006
Audit fees	$201,798	$141,820
Audit-related fees	52,115	35,490
Tax fees	7,420	6,400
All other fees	50,032	44,245
Total fees	$311,365	$227,955

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

Pre-Approval Policies

All audit and non-audit services performed by our auditors for the 2007 and 2006 fiscal years were pre-approved by our audit committee.  It is our policy that all audit and non-audit services performed by our auditors will continue to be pre-approved by our audit committee.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements to report.

Disclosure of Contractual Obligations

In the normal course of business we are obligated to make future payments.  These obligations represent contracts and other commitments that are known and committed.

Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-term debt obligations	—	—	—	—	—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	$1,122,543	$471,166	$651,377	—	—
Purchase obligations	—	—	—	—	—
Other long-term liabilities reflected on the Company’s balance sheet under the GAAP of the primary financial statements	—	—	—	—	—
Total	$1,122,543	$471,166	$651,377	—	—

Audit Committee

We have established an audit committee in accordance with section 15 U.S.C. 78c(a)(58)(A). Each of the following directors serves on the audit committee: Mssrs. Squires, Watkins and Dallas.  See the section entitled “Audit Committee” in our Annual Information Form for the year ended December 31, 2007, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

CANADIAN SUPERIOR ENERGY INC.

By:	/s/ CRAIG MCKENZIE
Name:	Craig McKenzie
Title:	Chief Executive Officer
Date:	March 30, 2008

EXHIBITS

Exhibit	Description

99.1	Annual Information Form of the Registrant for the twelve-month period ended December 31, 2007.

99.2	Consolidated Audited Financial Statements of the Registrant for the twelve-month period ended December 31, 2007, including Auditors’ Report to the Shareholders.

99.3	Management’s Discussion and Analysis of the Registrant for the twelve-month period ended December 31, 2007.

99.4	Code of Ethics.

99.5	Report of Meyers Norris Penny LLP on Internal Control over Financial Reporting.

99.6	Consent of Meyers Norris Penny LLP.

99.7	Consent of GLJ Petroleum Consultants Ltd.

99.8	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a).

99.9	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a).

99.10	Certifications of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.11	Certifications of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).