Form 40-F
period 2008-12-31
CANADIAN SUPERIOR ENERGY INC
filed 2009-05-01
CIK 1177470

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008	Commission File Number: 1-31395

Canadian Superior Energy Inc.
(Exact name of Registrant as specified in its charter)

Alberta (Province or other Jurisdiction of Incorporation or Organization)	1311 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

Suite 3200, 500-4th Avenue SW
Calgary, Alberta, Canada
T2P 2V6
(403) 294-1411
(Address and telephone number of Registrant’s principal executive offices)

PTSGE Corp
Attn: Gary Kocher
925 Fourth Avenue, Suite 2900
Seattle, Washington 98104
(206) 623-7580
 (Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

The Registrant had 168,644,716 Common Shares outstanding as at December 31, 2008

           Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").  If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such rule.

Yes	_____	82-	_____	No	X

           Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No	____

A.	Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the SEC as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

The Registrant's Chief Operating Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were not effective.  See "Management's Discussion and Analysis of Operations and Financial Position – Disclosure controls and procedures and internal control over financial reporting" included in Exhibit 1.3 to this Annual Report.

B.	Management's Annual Report on Internal Control Over Financial Reporting

See "Management's Discussion and Analysis of Operations and Financial Position – Disclosure controls and procedures and internal control over financial reporting" included in Exhibit 1.3 to this Annual Report.  Meyers Norris Penny LLP has issued an attestation report on management’s assessment of the Registrant’s internal control over financial reporting.

C.	Attestation Report of the Registered Public Accounting Firm

The attestation report of Meyers Norris Penny LLP is included in Meyers Norris Penny LLP's report dated April 29, 2009, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2008, filed as Exhibit 1.2 to this Annual Report.

D.	Changes in Internal Control Over Financial Reporting

See "Management's Discussion and Analysis of Operations and Financial Position – Disclosure controls and procedures and internal control over financial reporting" included in Exhibit 1.3 to this Annual Report.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2008.

F.	Audit Committee Financial Expert

The Registrant's board of directors has determined that Mr. Squires is an audit committee financial expert serving on our audit committee (as defined in paragraph 8(b) of General Instruction B to Form 40-F).  The Registrant's board of directors has determined that Mr. Squires is independent pursuant to the standards of the NYSE Amex.  For a description Mr. Squires’ relevant experience in financial matters, see his employment history in the section "Directors and Officers" in our Annual Information Form for the year ended December 31, 2008, which is filed as Exhibit 1.1 to this Annual Report.

The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

G.	Code of Ethics

The Registrant’s board of directors has adopted a code of ethics that applies to all directors, officers and employees. The Registrant will provide a copy of the code of ethics without charge to any person that requests a copy by contacting the Chief Financial Officer of the Registrant at the address that appears on the cover page of this Annual Report.

H.	Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by Meyers Norris Penny LLP, the Registrant’s external auditors, for  the fiscal years ended December 31, 2008 and 2007 for professional services rendered by Meyers Norris Penny LLP for the audit of the Registrant’s annual financial statements and for services that are normally provided by Meyers Norris Penny LLP in connection with statutory and regulatory filings or engagements for such years were Cdn$216,725 and Cdn$201,798, respectively.

Audit-Related Fees

The aggregate fees billed by Meyers Norris Penny LLP for the fiscal years ended December 31, 2008 and 2007 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and that are not reported above as audit fees were Cdn$65,850 and Cdn$52,115, respectively. In 2008, such fees were paid for services rendered in connection with the review of the Registrant's quarterly financial statements.

Tax Fees

The aggregate fees billed by Meyers Norris Penny LLP for the fiscal years ended December 31, 2008 and 2007 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$15,330 and Cdn$7,420, respectively.  In 2008, such fees were paid for services rendered in connection with the review of tax provisions.

All Other Fees

The aggregate fees billed by Meyers Norris Penny LLP for the fiscal years ended December 31, 2008 and 2007 for products and services provided by Meyers Norris Penny LLP, other than the services reported in the preceding three paragraphs, were Cdn$96,342 and Cdn$50,032, respectively. In 2008, such fees were paid for services rendered in connection with prospectus and other offering related work.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s external auditor must be pre-approved by the audit committee of the Registrant.

I.	Off-Balance Sheet Arrangements

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

J.	Tabular Disclosure of Contractual Obligations

See "Management's Discussion and Analysis of Operations and Financial Position – Contingencies and commitments – Lease obligations" included in Exhibit No. 1.3 to this Annual Report.

K.	Identification of the Audit Committee

The Registrant has established an audit committee comprised of Mssrs. Alexander Squires, Richard Watkins and Charles Dallas.  Each of the members of the audit committee is independent as that term is defined by the rules and regulations of the NYSE Amex.

L.	Critical Accounting Policies

See "Management’s Discussion and Analysis of Operations and Financial Position – Critical accounting estimates" included in Exhibit 1.3 to this Annual Report.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.	Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with its common shares.

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1	Annual Information Form for the year ended December 31, 2008

1.2	Audited Consolidated Financial Statements for the year ended December 31, 2008, including the reports of Meyers Norris Penny LLP

1.3	Management’s Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2008

23.1	Consent of Meyers Norris Penny LLP

23.2	Consent of GLJ Petroleum Consultants Ltd.

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN SUPERIOR ENERGY INC.

Dated: April 30, 2009	By:	/s/ Leif Snethun
By: Leif Snethun
Title: Chief Operating Officer

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the year ended December 31, 2008

1.2	Audited Consolidated Financial Statements for the year ended December 31, 2008, including the reports of Meyers Norris Penny LLP

1.3	Management’s Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2008

23.1	Consent of Meyers Norris Penny LLP

23.2	Consent of GLJ Petroleum Consultants Ltd.

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002