Form 40-F
period 2009-12-31
CANADIAN SUPERIOR ENERGY INC
filed 2010-03-30
CIK 1177470

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

[    ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009                                                                           Commission File Number:  1-31395

Canadian Superior Energy Inc.
(Exact name of Registrant as specified in its charter)

Alberta (Province or other Jurisdiction of Incorporation or Organization)	1311 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

Suite 3200, 500-4th Avenue SW
Calgary, Alberta, Canada
T2P 2V6
(403) 294-1411
(Address and telephone number of Registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York, 10011
(212) 894-8940
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

The Registrant had 197,057,498 Common Shares outstanding as at December 31, 2009

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").  If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such rule.

Yes _____	82-_____	No	X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No	_____

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes	No	_____

A.	Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the SEC as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and designed to ensure that such information is accumulated and communicated to our management, including our Chief Operating Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The Registrant's Chief Operating Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective.  See "Management's Discussion and Analysis of Operations and Financial Position – Disclosure controls and procedures and internal control over financial reporting" included in Exhibit 1.3 to this Annual Report.

B.	Management's Annual Report on Internal Control Over Financial Reporting

See "Management's Discussion and Analysis of Operations and Financial Position – Disclosure controls and procedures and internal control over financial reporting" included in Exhibit 1.3 to this Annual Report.  Deloitte & Touche LLP has issued an attestation report on management's assessment of the Registrant's internal control over financial reporting.

C.	Attestation Report of the Registered Public Accounting Firm

The attestation report of Deloitte & Touche LLP, dated March 29, 2010, accompanies the Registrant's audited consolidated financial statements for the fiscal year ended December 31, 2009, filed as Exhibit 1.2 to this Annual Report.

D.	Changes in Internal Control Over Financial Reporting

See "Management's Discussion and Analysis of Operations and Financial Position – Disclosure controls and procedures and internal control over financial reporting" included in Exhibit 1.3 to this Annual Report.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2009.

F.	Audit Committee Financial Expert

The Registrant's board of directors has determined that Mr. Marvin Chronister is an audit committee financial expert serving on our audit committee (as defined in paragraph 8(b) of General Instruction B to Form 40-F).  The Registrant's board of directors has determined that Mr. Chronister is independent pursuant to the standards of the NYSE Amex.  For a description Mr. Chronister's relevant experience in financial matters, see his employment history in the section "Directors and Officers" in our Annual Information Form for the year ended December 31, 2009, which is filed as Exhibit 1.1 to this Annual Report.

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

The Registrant's board of directors has adopted a code of business conduct and ethics that applies to all directors, officers, employees and consultants. The Registrant will provide a copy of the code of business conduct and ethics without charge to any person that requests a copy by contacting the Chief Financial Officer of the Registrant at the address that appears on the cover page of this Annual Report.

H.	Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by Meyers Norris Penny LLP, the Registrant's external auditors through November 30, 2009, for the fiscal years ended December 31, 2009 and 2008 for professional services rendered by Meyers Norris Penny LLP for the audit of the Registrant's annual financial statements (completed for the fiscal year ended December 31, 2008) and for services that are normally provided by Meyers Norris Penny LLP in connection with statutory and regulatory filings or engagements for such years were Cdn$296,462 and Cdn$216,725, respectively.

The aggregate fees billed by Deloitte & Touche LLP, the Registrant's external auditors as of December 1, 2009, for the period from December 1 to December 31, 2009 for professional services rendered by Deloitte & Touche LLP for the audit of the Registrant's annual financial statements (completed for the fiscal year ended December 31, 2009) and for services that are normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements for such year were Cdn$nil.

Audit-Related Fees

The aggregate fees billed by Meyers Norris Penny LLP for the fiscal years ended December 31, 2009 and 2008 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements (completed for the fiscal year ended December 31, 2008) and that are not reported above as "audit fees" were Cdn$117,170 and Cdn$68,850, respectively.  Such fees were paid for services rendered in connection with the review of the Registrant's quarterly financial statements.

The aggregate fees billed by Deloitte & Touche LLP for the period from December 1 to December 31, 2009 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements (completed for the fiscal year ended December 31, 2009) and that are not reported above as "audit fees" were Cdn$nil.

Tax Fees

The aggregate fees billed by Meyers Norris Penny LLP for the fiscal years ended December 31, 2009 and 2008 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$2,756 and Cdn$15,330, respectively.  Such fees were paid for services rendered in connection with the review of tax provisions.

The aggregate fees billed by Deloitte & Touche LLP for the period from December 1 to December 31, 2009 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$nil.

All Other Fees

The aggregate fees billed by Meyers Norris Penny LLP for the fiscal years ended December 31, 2009 and 2008 for products and services provided by Meyers Norris Penny LLP, other than the services reported in the preceding paragraphs, were Cdn$37,254 and Cdn$96,342, respectively.  Such fees were paid for services rendered in connection with prospectus and other offering related work.

The aggregate fees billed by Deloitte & Touche LLP for the period from December 1 to December 31, 2009 for products and services provided by Deloitte & Touche LLP, other than the services reported in the preceding paragraphs, were Cdn$nil.  No fees were billed by Deloitte & Touche LLP for the period from January 1, 2009 to November 30, 2009.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant's external auditor must be pre-approved by the audit committee of the Registrant.

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

The Registrant has established an audit committee comprised of Marvin Chronister, Kerry Brittain and Greg Turnbull.  Each of the members of the audit committee is independent as that term is defined by the rules and regulations of the NYSE Amex.

L.	Critical Accounting Policies

See "Management's Discussion and Analysis of Operations and Financial Position – Critical Accounting Estimates," included in Exhibit 1.3 to this Annual Report.

M.	Interactive Data File

The Registrant is not currently required to submit to the SEC, nor to post on its corporate Web site, an Interactive Data File.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.	Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with its common shares.

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1	Annual Information Form for the year ended December 31, 2009

1.2	Audited Consolidated Financial Statements for the year ended December 31, 2009, including the reports of Deloitte & Touche LLP and Meyers Norris Penny LLP

1.3	Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2009

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Meyers Norris Penny LLP

23.3	Consent of GLJ Petroleum Consultants Ltd.

31.1	Certification of the COO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the COO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN SUPERIOR ENERGY INC.

Dated: March 30, 2010	By:	/s/ LEIF SNETHUN
		Name:	Leif Snethun
		Title:	Chief Operating Officer

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the year ended December 31, 2009

1.2	Audited Consolidated Financial Statements for the year ended December 31, 2009, including the reports of Deloitte & Touche LLP and Meyers Norris Penny LLP

1.3	Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2009

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Meyers Norris Penny LLP

23.3	Consent of GLJ Petroleum Consultants Ltd.

31.1	Certification of the COO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the COO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002