Form 40-F
period 2010-12-31
SONDE RESOURCES CORP.
filed 2011-03-25
CIK 1177470

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

FORM 40-F

[    ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission File Number: 1-31395

Sonde Resources Corp.
(Exact name of Registrant as specified in its charter)

Alberta (Province or other Jurisdiction of Incorporation or Organization)	1311 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

Suite 3200, 500-4th Avenue SW
Calgary, Alberta, Canada
T2P 2V6
(403) 294-1411
(Address and telephone number of Registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York, 10011
(212) 894-8940
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)
_______________________

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

The Registrant had 62,301,446 Common Shares outstanding as at December 31, 2010

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

Yes _____	No _____

A.	Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) under the Exchange Act as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission's (the "SEC") rules and forms and designed to ensure that such information required to be disclosed by the Registrant is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective.  See "Management's Discussion and Analysis of Operations and Financial Position – Disclosure controls and procedures and internal control over financial reporting" included in Exhibit 1.3 to this Annual Report.

B.	Management's Annual Report on Internal Control Over Financial Reporting

See "Management's Discussion and Analysis of Operations and Financial Position – Management’s annual report on internal control over financial reporting" for the fiscal year ended December 31, 2010 included in Exhibit 1.3 to this Annual Report. The Registrant's external auditors, Deloitte & Touche LLP, have issued an attestation report on management's assessment of the Registrant's internal control over financial reporting.

C.	Attestation Report of the Registered Public Accounting Firm

The attestation report of Deloitte & Touche LLP, dated March 25, 2011, accompanies the Registrant's audited consolidated financial statements for the fiscal year ended December 31, 2010, filed as Exhibit 1.2 to this Annual Report.

D.	Changes in Internal Control Over Financial Reporting

See "Management's Discussion and Analysis of Operations and Financial Position – Disclosure controls and procedures and internal control over financial reporting" included in Exhibit 1.3 to this Annual Report.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2010.

F.	Audit Committee Financial Expert

The Registrant's board of directors has determined that Mr. Marvin Chronister is an audit committee financial expert serving on our audit committee (as defined in paragraph 8(b) of General Instruction B to Form 40-F).  The Registrant's board of directors has determined that Mr. Chronister is independent within the meaning of Rule 10A-3 under the Exchange Act and Section 803A of the NYSE Amex Company Guide. For a description Mr. Chronister's relevant experience in financial matters, see his employment history in the section "Directors and Officers" in our Annual Information Form for the year ended December 31, 2010, which is filed as Exhibit 1.1 to this Annual Report.

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

G.	Code of Ethics

The Registrant's board of directors has adopted a code of business conduct and ethics that applies to all directors, officers, employees and consultants, including its Chief Executive Officer, Chief Financial Officer and other senior officers. The Registrant will provide a copy of the code of business conduct and ethics without charge to any person that requests a copy by contacting the Chief Financial Officer of the Registrant at the address that appears on the cover page of this Annual Report.

Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by Deloitte & Touche LLP, the Registrant's external auditors as of December 1, 2009, for the fiscal years ended December 31, 2010 and 2009 for professional services rendered by Deloitte & Touche LLP for the audit of the Registrant's annual financial statements or services that are normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements for such years were Cdn$281,295 and Cdn$nil, respectively.

The aggregate fees billed by Meyers Norris Penny LLP, the Registrant's external auditors through November 30, 2009, for the fiscal year ended December 31, 2009 for professional services rendered by Meyers Norris Penny LLP for the audit of the Registrant's annual financial statements (completed by Deloitte & Touche LLP for the fiscal year ended December 31, 2009) or services that are normally provided by Meyers Norris Penny LLP in connection with statutory and regulatory filings or engagements for such year were Cdn$296,462.

Audit-Related Fees

The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2010 and 2009 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and that are not reported above as "audit fees" were Cdn$102,394 and Cdn$nil, respectively. Such fees were paid for services rendered in connection with the review of the Registrant's quarterly financial statements and management's discussion thereon and consulting with the board of directors and audit committee regarding financial reporting and accounting standards.

The aggregate fees billed by Meyers Norris Penny LLP for the fiscal year ended December 31, 2009 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements (completed by Deloitte & Touche LLP for the fiscal year ended December 31, 2009) and that are not reported above as "audit fees" was Cdn$117,170.  Such fees were paid for services rendered in connection with the review of the Registrant's quarterly financial statements.

Tax Fees

The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2010 and 2009 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$88,963 and Cdn$nil, respectively. Such fees were paid for services rendered in connection with the preparation of tax returns during the fiscal year ended December 31, 2010.

The aggregate fees billed by Meyers Norris Penny LLP for the fiscal year ended December 31, 2009 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$2,756. Such fees were paid for services rendered in connection with the review of tax provisions.

All Other Fees

The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2010 and 2009 for products and services provided by Deloitte & Touche LLP, other than the services reported in the preceding paragraphs, were Cdn$58,366 and Cdn$nil, respectively.  Such fees were paid for services rendered in connection with filings statements and information circulars and services related to offerings.

The aggregate fees billed by Meyers Norris Penny LLP for the fiscal year ended December 31, 2009 for products and services provided by Meyers Norris Penny LLP, other than the services reported in the preceding paragraphs, were Cdn$37,254. Such fees were paid for services rendered in connection with prospectus and other offering related work.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant's external auditor are pre-approved by the audit committee of the Registrant.

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

The Registrant has established a separately-designated standing audit committee in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee is comprised of Marvin Chronister, Kerry Brittain and Greg Turnbull.  Each of the members of the audit committee is independent as that term is defined by the rules and regulations of the NYSE Amex.

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

The Registrant has previously filed with the SEC a Form F-X in connection with its common shares. Any change to the name or address of the agent for service of process shall be communicated promptly to the SEC by an amendment to the Form F-X.

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1	Annual Information Form for the year ended December 31, 2010

1.2	Audited Consolidated Financial Statements for the year ended December 31, 2010, including the reports of Deloitte & Touche LLP and Meyers Norris Penny LLP

1.3	Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2010

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Meyers Norris Penny LLP

23.3	Consent of GLJ Petroleum Consultants Ltd.

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SONDE RESOURCES CORP.

Dated: March 25, 2011	By:	/s/ Jack W. Schanck
		Name:	Jack W. Schanck
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the year ended December 31, 2010

1.2	Audited Consolidated Financial Statements for the year ended December 31, 2010, including the reports of Deloitte & Touche LLP and Meyers Norris Penny LLP

1.3	Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2010

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Meyers Norris Penny LLP

23.3	Consent of GLJ Petroleum Consultants Ltd.

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002