Form 40-F
period 2011-12-31
SONDE RESOURCES CORP.
filed 2012-03-23
CIK 1177470

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

[    ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011	Commission File Number: 131395

Sonde Resources Corp.
(Exact name of Registrant as specified in its charter)

Alberta (Province or other Jurisdiction of Incorporation or Organization)	1311 (Primary Standard Industrial Classification Code Number)	98-1006618 (I.R.S. Employer Identification No.)

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

The Registrant had 62,301,446 Common Shares outstanding as at December 31, 2011

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

Yes	No	X

A.	Disclosure Controls and Procedures

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

B.	Management's Annual Report on Internal Control Over Financial Reporting

See "Management's Discussion and Analysis of Operations and Financial Position – Management’s annual report on internal control over financial reporting" for the fiscal year ended December 31, 2011 included in Exhibit 1.3 to this Annual Report. The Registrant's external auditors, Deloitte & Touche LLP, have issued an attestation report on management's assessment of the Registrant's internal control over financial reporting.

C.	Attestation Report of the Registered Public Accounting Firm

The attestation report of Deloitte & Touche LLP, dated March 22, 2011, accompanies the Registrant's audited consolidated financial statements for the fiscal year ended December 31, 2011, filed as Exhibit 1.2 to this Annual Report.

D.	Changes in Internal Control Over Financial Reporting

See "Management's Discussion and Analysis of Operations and Financial Position – Disclosure controls and procedures and internal control over financial reporting" included in Exhibit 1.3 to this Annual Report.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2011.

F.	Audit Committee Financial Expert

The Registrant's board of directors has determined that Mr. W. Gordon Lancaster is an audit committee financial expert serving on our audit committee (as defined in paragraph 8(b) of General Instruction B to Form 40-F).  The Registrant's board of directors has determined that Mr. Lancaster is independent within the meaning of Rule 10A-3 under the Exchange Act and Section 803A of the NYSE Amex Company Guide. For a description Mr. Lancaster's relevant experience in financial matters, see his employment history in the section "Directors and Officers" in our Annual Information Form for the year ended December 31, 2011, which is filed as Exhibit 1.1 to this Annual Report.

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

Audit Fees

The aggregate fees billed by Deloitte & Touche LLP, the Registrant's external auditors, for the fiscal years ended December 31, 2011 and 2010 for professional services rendered by Deloitte & Touche LLP for the audit of the Registrant's annual financial statements or services that are normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements for such years were Cdn$329,600 and Cdn$281,295, respectively.

Audit-Related Fees

The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2011 and 2010 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and that are not reported above as "audit fees" were Cdn$162,526 and Cdn$102,394, respectively. Such fees were paid for services rendered in connection with the review of the Registrant's quarterly financial statements and management's discussion thereon and consulting with the board of directors and audit committee regarding financial reporting and accounting standards.

Tax Fees

The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2011 and 2010 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$152,168 and Cdn$88,963, respectively. Such fees were paid for services rendered in connection with the preparation of tax returns during the fiscal year ended December 31, 2011 and December 31, 2010.

All Other Fees

The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2011 and 2010 for products and services provided by Deloitte & Touche LLP, other than the services reported in the preceding paragraphs, were Cdn$24,398 and Cdn$58,366, respectively.  Such fees were paid for services rendered in connection with filings statements and information circulars and services related to offerings.

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

J.	Tabular Disclosure of Contractual Obligations

The following table sets out aggregate information about the Registrant's contractual obligations in Canadian dollars.  The amounts may be converted using the Bank of Canada noon buying rate for U.S. dollars.  On March 21, 2012, the noon buying rate as reported by the Bank of Canada was Cdn$1.00 = U.S.$1.0069.

	Payment due by period (thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$26,219	$14,186	$2,424	$3,683	$5,926
Purchase Obligations	$50,448	$4,683	$45,765	-	-
Total	$76,667	$18,869	$48,189	$3,683	$5,926

K.	Identification of the Audit Committee

The Registrant has established a separately-designated standing audit committee in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee is comprised of W. Gordon Lancaster, Kerry R. Brittain and Greg Turnbull.  Each of the members of the audit committee is independent as that term is defined by the rules and regulations of the NYSE Amex.

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

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1	Annual Information Form for the year ended December 31, 2011
1.2	Audited Consolidated Financial Statements for the year ended December 31, 2011, including the report of Deloitte & Touche LLP thereon.
1.3	Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2011
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of GLJ Petroleum Consultants Ltd.
23.3	Consent of Ryder Scott Company
31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SONDE RESOURCES CORP.

Dated: March 22, 2012	By:	/S/ JACK W. SCHANCK
		Name:	Jack W. Schanck
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the year ended December 31, 2011
1.2	Audited Consolidated Financial Statements for the year ended December 31, 2011, including the report of Deloitte & Touche LLP thereon.
1.3	Management's Discussion and Analysis of Operations and Financial Position for the year ended December 31, 2011
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of GLJ Petroleum Consultants Ltd.
23.2	Consent of Ryder Scott Company
31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002