Form 40-F
period 2013-12-31
SONDE RESOURCES CORP.
filed 2014-03-27
CIK 1177470

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013	Commission File Number: 1-31395

Sonde Resources Corp.
(Exact name of Registrant as specified in its charter)

Alberta (Province or other Jurisdiction of Incorporation or Organization)	1311 (Primary Standard Industrial Classification Code Number)	98-1006618 (I.R.S. Employer Identification No.)

Suite 3100, 500-4th Avenue SW
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

The Registrant had 56,071,313 Common Shares outstanding as at December 31, 2013
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report and have determined that such disclosure controls and procedures were effective. See "Management's Discussion and Analysis of Operations and Financial Position - Disclosure controls and procedures and internal control over financial reporting" included in Exhibit 1.3 to this Annual Report.

B.	Management's Annual Report on Internal Control Over Financial Reporting

See "Management's Discussion and Analysis of Operations and Financial Position - Management’s annual report on internal control over financial reporting" for the fiscal year ended December 31, 2013 included in Exhibit 1.3 to this Annual Report. The Registrant's external auditors, Deloitte LLP, have issued an attestation report on management's assessment of the Registrant's internal control over financial reporting.

C.	Attestation Report of the Registered Public Accounting Firm

The attestation report of Deloitte LLP, dated March 27, 2014, accompanies the Registrant's audited consolidated financial statements for the fiscal year ended December 31, 2013, filed as Exhibit 1.2 to this Annual Report.

D.	Changes in Internal Control Over Financial Reporting

See "Management's Discussion and Analysis of Operations and Financial Position - Disclosure controls and procedures and internal control over financial reporting" included in Exhibit 1.3 to this Annual Report.

E.	Audit Committee Financial Expert

The Registrant's board of directors has determined that W. Gordon Lancaster is an audit committee financial expert serving on our audit committee (as defined in paragraph 8(b) of General Instruction B to Form 40-F). The Registrant's board of directors has determined that Mr. Lancaster is independent within the meaning of Rule 10A-3 under the Exchange Act and Section 803A of the NYSE Amex Company Guide. For a description Mr. Lancaster's relevant experience in financial matters, see his employment history in the section "Directors and Officers" in our Annual Information Form for the year ended December 31, 2013, which is filed as Exhibit 1.1 to this Annual Report.

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

F.	Code of Ethics

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

G.	Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by Deloitte LLP, the Registrant's external auditors, for the fiscal years ended December 31, 2013 and 2012 for professional services rendered by Deloitte LLP for the audit of the Registrant's annual financial statements or services that are normally provided by Deloitte LLP in connection with statutory and regulatory filings or engagements for such years were Cdn$319,395 and Cdn$352,725, respectively.

Audit-Related Fees

The aggregate fees billed by Deloitte LLP for the fiscal years ended December 31, 2013 and 2012 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and that are not reported above as "audit fees" were Cdn$30,709 and Cdn$6,125, respectively. Such fees were paid for services rendered in connection with the review of the Registrant's quarterly financial statements and management's discussion thereon and consulting with the board of directors and audit committee regarding financial reporting and accounting standards.

Tax Fees

The aggregate fees billed by Deloitte LLP for the fiscal years ended December 31, 2013 and 2012 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$33,705 and Cdn$66,554, respectively. Such fees were paid for services rendered in connection with the preparation of tax returns during the fiscal year ended December 31, 2012 and December 31, 2011.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant's external auditor are pre-approved by the audit committee of the Registrant.

H.	Off-Balance Sheet Arrangements

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

I.	Tabular Disclosure of Contractual Obligations

The following table sets out aggregate information about the Registrant's contractual obligations:

(CDN$ thousands)	2014	2015	2016	2017	2018	Thereafter	Total
Accounts payable and accrued liabilities	10,135	—	—	—	—	—	10,135
Share based compensation liability	326	—	—	—	—	—	326
North Africa exploration commitments	31,908	15,954	—	—	—	—	47,862
Office rent payable	1,492	1,507	1,513	1,513	1,528	5,751	13,304
	43,861	17,461	1,513	1,513	1,528	5,751	71,627

J.	Identification of the Audit Committee

The Registrant has established a separately-designated standing audit committee in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee is comprised of W. Gordon Lancaster, Kerry Brittain and William Roach. Each of the members of the audit committee is independent as that term is defined by the rules and regulations of the NYSE MKT LLC.

K.	Critical Accounting Policies

See "Management's Discussion and Analysis of Operations and Financial Position - Critical Accounting Estimates," included in Exhibit 1.3 to this Annual Report.

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

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Description

1.1	Annual Information Form for the year ended December 31, 2013

1.2	Audited Consolidated Financial Statements for the year ended December 31, 2013

1.3	Management's Discussion and Analysis for the year ended December 31, 2013

23.1	Consent of Deloitte LLP

23.2	Consent of GLJ Petroleum Consultants

31.1	Section 302 Certifications

32.1	Section 906 Certifications

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SONDE RESOURCES CORP.

Dated: March 27, 2014	By:	/S/ Toufic Nassif

	Name:	Toufic Nassif
	Title:	President and Chief Executive Officer